Issuer Free Writing Prospectus filed pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated September 20, 2022
Registration Statement 333-267475
September 20, 2022

EQT CORPORATION

$500,000,000 5.678% Senior Notes due 2025

$500,000,000 5.700% Senior Notes due 2028

Final Term Sheet

September 20, 2022

The information in this final term sheet should be read together with the preliminary prospectus supplement dated September 20, 2022 relating to this offering (the “Preliminary Prospectus Supplement”) and the base prospectus dated September 16, 2022 (the “Base Prospectus”), including the documents incorporated by reference therein. The information in this final term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	EQT Corporation

Offering Format:	SEC Registered

Principal Amount:	$500,000,000 for the 5.678% Senior Notes due 2025 (the “2025 Notes”) $500,000,000 for the 5.700% Senior Notes due 2028 (the “2028 Notes”)

Maturity Date:	October 1, 2025 for the 2025 Notes April 1, 2028 for the 2028 Notes

Benchmark Treasury:	UST 3.500% due September 15, 2025 for the 2025 Notes UST 3.125% due August 31, 2027 for the 2028 Notes

Benchmark Treasury Price/Yield:	98-25 3/4 / 3.928% for the 2025 Notes 97-09 1/4 / 3.730% for the 2028 Notes

Spread to Benchmark Treasury:	+175 basis points for the 2025 Notes +205 basis points for the 2028 Notes

Yield to Maturity:	5.678% for the 2025 Notes 5.780% for the 2028 Notes

Coupon (Interest Rate):	5.678% for the 2025 Notes 5.700% for the 2028 Notes

Price to Public:	100.000% for the 2025 Notes 99.629% for the 2028 Notes

Interest Payment Dates:	Semi-annually on April 1 and on October 1, commencing on April 1, 2023

Record Dates:	March 15 and September 15

Special Mandatory Redemption Provision:	If (x) the consummation of the Tug Hill and XcL Midstream Acquisition does not occur on or before June 30, 2023 or (y) EQT notifies the Trustee that EQT will not pursue the consummation of the Tug Hill and XcL Midstream Acquisition, EQT will be required to redeem each series of notes then outstanding at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. See “Description of Notes—Special Mandatory Redemption” in the Preliminary Prospectus Supplement.

Make-Whole Redemption Provision:

For the 2025 Notes, at any time prior to October 4, 2023 at a discount rate of U.S. Treasury plus 30 basis points

For the 2028 Notes, at any time prior to March 1, 2028 at a discount rate of U.S. Treasury plus 35 basis points

Par Redemption Provision:

For the 2025 Notes, at any time on or after October 4, 2023 (one year after the issue date of the 2025 Notes)

For the 2028 Notes, at any time on or after March 1, 2028 (one month prior to the maturity date of the 2028 Notes)

Trade Date:	September 20, 2022

Settlement Date:

October 4, 2022 (T+10)

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date the Notes are delivered will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on any date prior to two business days before the date of delivery should consult their own advisors.

Use of Proceeds:

EQT expects to use the net proceeds from this offering, together with cash on hand, borrowings under its revolving credit facility and/or borrowings under the Term Loan Facility, to fund the Cash Consideration for the Tug Hill and XcL Midstream Acquisition.

If the Special Mandatory Redemption provision is triggered, EQT will be required to redeem each series of then outstanding notes at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date.

Ratings*:	Ba1 (positive) / BBB- (stable) / BBB- (stable) (Moody’s/S&P/Fitch)

CUSIP/ISIN:	2025 Notes CUSIP: 26884L AP4 / ISIN: US26884LAP40 2028 Notes CUSIP: 26884L AQ2 / ISIN: US26884LAQ23

Joint Book-Running Managers:

RBC Capital Markets, LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Citizens Capital Markets, Inc. M&T Securities, Inc. WauBank Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIP key information document (KID) has been prepared as not available to retail in EEA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 866-375-6829, Mizuho Securities USA LLC toll-free at 866-271-7403, or PNC Capital Markets LLC toll-free at 855-881-0697 or pnccmprospectus@pnc.com.